Exhibit 99.1
Duoyuan Global Water Inc. Reports
Third Quarter 2010 Financial Results
3Q10 Revenue Up 35.1% to RMB344.7 Million from the Prior Year Period
3Q10 Gross Profit Up 25.7% to RMB158.8 Million from the Prior Year Period
3Q10 Diluted Earnings per ADS of $0.55
Live Conference Call to be Held Today at 8:00 AM U.S. Eastern Time
Beijing, China, November 17, 2010 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced unaudited financial results for the third quarter of 2010. The Company will hold a conference call at 8:00 am ET. Dial in details may be found at the end of the release.
Third Quarter 2010 Financial Highlights
•	Revenue increased 35.1% to RMB344.7 million ($51.5 million1) from RMB255.2 million in the prior year period.

•	Gross profit increased 25.7% to RMB158.8 million ($23.7 million) from RMB126.4 million in the prior year period.

•	Gross margin was 46.1% compared to 49.5% in the prior year period.

•	Diluted earnings per ADS was $0.55. Each ADS represents two of the Company’s ordinary shares.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased to announce strong third quarter results, which demonstrate another quarter of sustained growth and presence in China’s water treatment industry. This quarter’s revenue increased due to strong demand from all three product segments, which was partially due to a change in the timing of sales as some customers shifted fourth quarter purchases to the third quarter in order to meet the completion deadlines of China’s 11th Five Year Plan. From a business perspective, we are also excited to have signed three new licensing agreements so far this year that will not only complement and enhance our existing product portfolio, but also extend our reach into new areas of technology so we may further diversify our high-quality product offerings. Moving forward, we are confident in our ability to drive long-term growth through our comprehensive and high-quality product offerings, our low cost manufacturing base, our extensive distribution network and our focus on continually developing new products.”
Third Quarter 2010 Financial Performance
Third quarter 2010 revenue increased by 35.1% to RMB344.7 million ($51.5 million) from RMB255.2 million in the comparable period of 2009. Revenues were calculated net of sales rebates, which were flat compared to the prior year period at RMB2.1 million ($0.3 million) in the third quarter of 2010.
Revenue from water reuse equipment, which includes wastewater treatment equipment, increased by 42.4% to RMB142.5 million ($21.3 million) in the third quarter of 2010 compared to RMB100.1 million in the third quarter of 2009, due to increased demand for the Company’s belt filter press machines, flocculant preparation systems, UV shelving disinfection systems, sludge screws and online testing equipment.
Revenue from water purification equipment increased by 36.3% to RMB75.0 million ($11.2 million) in the third quarter of 2010 compared to RMB55.0 million in the prior year period, due to strong market demand for the Company’s industry pure water equipment, central water purifiers and UV water purifiers.
Revenue from water conservation equipment, which includes circulating water treatment equipment, increased by 21.9% to RMB117.1 million ($17.5 million) in the third quarter of 2010 compared to RMB96.1 million in the third quarter of 2009, driven by continued demand for the Company’s fully automatic filters, electronic water conditioners and circulating central water processors.
Revenue from spare parts increased by 121.6% to RMB12.2 million ($1.8 million), in the third quarter of 2010, compared to RMB5.5 million, in the third quarter of 2009.

1.	This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended September 30, 2010, were made at a rate of RMB6.6905 to USD1.00, the noon buying rate in effect on September 30, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Duoyuan Global Water makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

For the third quarter of 2010, gross profit increased by 25.7% to RMB158.8 million ($23.7 million) from RMB126.4 million in the prior year period. Gross margin for the third quarter of 2010 was 46.1%, compared to 49.5% in the third quarter of 2009 and 47.8% in the second quarter of 2010. The year-over-year decline in gross margin may be attributed to increased raw material costs, partially offset by fluctuations in the Company’s mix of products sold as new higher margin products are introduced.
Operating income increased by 30.3% to RMB124.7 million ($18.6 million) in the third quarter of 2010 from RMB95.7 million in the comparable period of 2009.
Selling expenses decreased 22.1% year-over-year to RMB15.0 million ($2.2 million), primarily due to the Company’s decision to discontinue certain advertising activities. General and administrative expenses increased 59.2% to RMB11.2 million ($1.7 million) from RMB7.0 million in the prior year period, partially reflecting a RMB2.3 million ($0.3 million) realized foreign exchange loss due to conversion of IPO proceeds. Research and development expenses increased 82.2% to RMB8.0 million (1.2 million) from RMB4.4 million, reflecting the Company’s aim to drive future growth through product innovation. Sequentially, operating expenses decreased 14.0% from the second quarter of 2010.
Provision for income taxes in the third quarter of 2010 increased to RMB34.6 million ($5.2 million), an effective tax rate of 27.7%, from RMB22.4 million in the prior year period.
Net income increased 23.2% to RMB90.5 million ($13.5 million) from RMB73.4 million in the prior year period. Diluted earnings per share was RMB1.84 ($0.27) in the third quarter of 2010, compared to RMB1.67 in the third quarter of 2009. Diluted earnings per ADS was RMB3.67 ($0.55) in the third quarter of 2010, compared to RMB3.35 per ADS in the prior year period.
During the third quarter of 2010, the Company recorded non-cash share-based compensation expense of approximately RMB0.9 million ($0.1 million), or approximately $0.01 per ADS, compared to RMB1.1 million in the third quarter of 2009. Excluding share-based compensation, non-GAAP net income increased by 22.7% to RMB91.4 million ($13.7 million) in the third quarter of 2010, from non-GAAP net income of RMB74.5 million in the third quarter of 2009. Non-GAAP diluted earnings per share was RMB1.85 ($0.28) in the third quarter of 2010, compared to RMB1.70 in the third quarter of 2009. Non-GAAP diluted earnings per ADS was RMB3.71 ($0.55) in the third quarter of 2010, compared to RMB3.40 in the prior year period. Please refer to the non-GAAP presentation provided below for a period-to-period comparison excluding non-cash share-based compensation expense.
The Company had approximately 49.3 million weighted average diluted shares outstanding for the period ended September 30, 2010, compared to 43.8 million weighted average diluted shares outstanding for the period ended September 30, 2009.
Nine Months Ended September 30, 2010 Financial Performance
For the nine months ended September 30, 2010, revenue increased by 35.5% to RMB798.8 million ($119.4 million) from RMB589.6 million for the nine months ended September 30, 2009. During this same period, gross profit increased by 31.0% to RMB374.1 million ($55.9 million) from RMB285.5 million in the prior year period. Operating income increased to RMB262.6 million ($39.2 million) from RMB133.2 million in the prior year period. Net income was RMB193.0 million ($28.8 million) compared to RMB77.2 million in the prior year period. Diluted earnings per share was RMB3.97 ($0.59) in the nine months ended September 30, 2010, compared to RMB2.22 in the nine months ended September 30, 2009. Diluted earnings per ADS was RMB7.93 ($1.19) in the nine months ended September 30, 2010, compared to RMB4.44 per ADS in the prior year period.
For the nine months ended September 30, 2010, the Company recorded non-cash share-based compensation expense of approximately RMB2.8 million ($0.4 million), or approximately $0.01 per ADS, compared to RMB91.6 million in the prior year period. Excluding share-based compensation, non-GAAP net income increased by 16.0% to RMB195.8 million ($29.3 million) from RMB168.8 million in the prior year period. Non-GAAP diluted earnings per share was RMB4.02 ($0.60) for the first nine months of 2010, compared to RMB4.85 in the prior year period. Non-GAAP diluted earnings per ADS was RMB8.05 ($1.20) for the first nine months of 2010, compared to RMB9.71 in the prior year period. Please refer to the non-GAAP presentation provided below for a period-to-period comparison excluding non-cash share-based compensation expense. Weighted average diluted shares outstanding was approximately 48.7 million for the nine months ended September 30, 2010, up from 34.8 million in the prior year period.

As of September 30, 2010, the Company had cash and bank deposits of RMB1.0 billion ($152.6 million), compared to RMB918.7 million as of December 31, 2009. Cash flows provided by operating activities for the nine months ended September 30, 2010 were approximately RMB158.7 million ($23.7 million). Depreciation and amortization expense was RMB11.6 million ($1.7 million) for the nine months ended September 30, 2010. Cash flows used in investing activities were RMB549.6 million ($82.2 million) for the period, reflecting the Company’s progress on its new capital expenditures plan begun during the third quarter of 2009. Cash flows provided by financing activities were approximately RMB504.3 million ($75.4 million), reflecting RMB524.3 million raised in a follow-on offering of the Company’s ADSs as well as RMB20.0 million of debt repaid during the first quarter of 2010.
Financial Outlook
Mr. Stephen C. Park, Chief Financial Officer, stated, “As we move forward through 2010, our competitive position remains strong and we are poised for future growth supported by our trusted brand name and extensive distribution network. With this in mind, we expect to generate revenue of approximately RMB210 million in the fourth quarter of 2010 or over RMB1.0 billion for the full year of 2010. This implies a year-over-year growth rate of approximately 29% for the full year of 2010.”
This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
The Company will hold a conference call at 8:00 am ET on November 17, 2010 to discuss third quarter results. Listeners may access the call by dialing:

United States toll free:	1-866-519-4004
China toll free:	400-6208038
Hong Kong toll free:	800-930346
United Kingdom toll free:	0808-2346646
International:	1-718-354-1231
Conference ID:	14876456
A telephone replay will become available beginning two hours after the conclusion of the call and will be available through November 23, 2010. Listeners may access the replay by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Conference ID:	14876456
Preregistration and a webcast will also be available through the Company’s website at www.duoyuan-hq.com.
Non-GAAP Disclosure
Non-GAAP net income represents net income before share-based compensation expense. The Company believes that non-GAAP net income is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. The calculation of non-GAAP net income allows the Company to compare its operating results with those of other companies without giving effect to expenses related to share-based compensation, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.
Non-GAAP net income is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP). The Company includes it in this presentation in order to:
•	improve transparency for investors;

•	assist investors in their assessment of the Company’s operating performance;

•	facilitate comparisons to historical performance;

•	ensure that this measure is fully understood in light of how the Company evaluates its operating results; and

•	properly define the metric used and confirm its calculation.
Non-GAAP net income is not meant to be considered in isolation or as a substitute for items appearing on the Company’s financial statements prepared in accordance with U.S. GAAP. Rather, the non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors. The Company recognizes that the usefulness of non-GAAP net income has certain limitations, including:
•	Non-GAAP net income does not include share-based compensation expense. Because the Company periodically has granted, and expects to continue to grant, options and restricted share awards to its employees, share-based compensation expense is a necessary element of the Company’s costs and ability to generate profits and cash flows. Therefore, any measure that excludes share-based compensation expense may have material limitations; and

•	the manner in which the Company calculates non-GAAP net income may differ from that of other companies, which limits its usefulness as a comparative measure.
The Company compensates for the foregoing limitations by using non-GAAP net income as a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of its operating performance. Please refer to the non-GAAP reconciliation table for a reconciliation of non-GAAP net income to net income, which is the most directly comparable U.S. GAAP financial measure as well as a reconciliation of non-GAAP earnings per share and non-GAAP earnings per ADS to earnings per share and earnings per ADS, respectively.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: water conservation, including circulating water treatment; water purification; and water reuse treatment, including wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on June 18, 2010, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact Information
ICR, LLC
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wen Lei Zheng: 86-10-6583-7510

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
REVENUE	255,203,895	344,665,429	$51,515,646	589,579,085	798,803,702	$119,393,723

COST OF REVENUE	128,852,598	185,817,839	27,773,386	304,061,507	424,660,591	63,472,176

GROSS PROFIT	126,351,297	158,847,590	23,742,260	285,517,578	374,143,111	55,921,547

RESEARCH AND DEVELOPMENT EXPENSES	4,413,573	8,042,141	1,202,024	13,682,707	17,626,162	2,634,506

SELLING EXPENSES	19,225,862	14,979,713	2,238,953	41,490,394	65,691,302	9,818,594

GENERAL AND ADMINISTRATIVE EXPENSES	7,007,731	11,157,124	1,667,607	97,161,943	28,260,390	4,223,958

OPERATING INCOME	95,704,131	124,668,612	18,633,676	133,182,534	262,565,257	39,244,489

INTEREST EXPENSE	(298,540)	—	—	(923,450)	(84,370)	(12,610)

OTHER INCOME	362,942	390,304	58,337	805,274	1,710,549	255,668

INCOME BEFORE INCOME TAXES	95,768,533	125,058,916	18,692,013	133,064,358	264,191,436	39,487,547

PROVISION FOR INCOME TAXES	22,371,952	34,607,085	5,172,570	55,868,759	71,171,866	10,637,750

NET INCOME	73,396,581	90,451,831	$13,519,443	77,195,599	193,019,570	$28,849,797

Earnings per share:
Basic	1.68	1.84	$0.27	2.22	3.98	$0.59
Diluted	1.67	1.84	$0.27	2.22	3.97	$0.59

Earnings per ADS:
Basic	3.36	3.68	$0.55	4.45	7.95	$1.19
Diluted	3.35	3.67	$0.55	4.44	7.93	$1.19

Weighted average number of shares outstanding:
Basic	43,702,631	49,222,631	49,222,631	34,718,122	48,555,378	48,555,378
Diluted	43,838,207	49,267,439	49,267,439	34,767,287	48,652,537	48,652,537

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2009	2010	2010
	(AUDITED)	(UNAUDITED)	(UNAUDITED)
	RMB	RMB	US$
ASSETS

CURRENT ASSETS:
Cash	918,667,261	1,021,179,346	152,631,245
Accounts receivable	197,087,701	271,248,522	40,542,339
Inventories, net of reserve for obsolescence	33,419,900	57,815,000	8,641,357
Other receivables	676,376	4,949,886	739,838
Other current assets	1,344,702	—	—
Deposits	5,605,530	5,409,310	808,506

Total current assets	1,156,801,470	1,360,602,064	203,363,285

PLANT AND EQUIPMENT, net	144,755,275	191,159,067	28,571,716

OTHER ASSETS:
Prepaid leases	21,957,806	177,991,851	26,603,670
Deposits — long term	44,378,173	333,117,355	49,789,605
Deferred tax assets	4,694,347	4,694,347	701,644
Intangible assets	—	46,833,500	7,000,000

Total other assets	71,030,326	562,637,053	84,094,919

Total assets	1,372,587,071	2,114,398,184	316,029,920

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Notes payable	20,000,000	—	—
Accounts payable	27,913,596	57,388,166	8,577,560
Other payables	19,722,465	26,075,278	3,897,359
Income taxes payable	15,423,292	32,129,562	4,802,266

Total current liabilities	83,059,353	115,593,006	17,277,185

SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0.000033 par value: Authorized shares - 1,500,000,000; Issued and outstanding - 43,702,631 shares at December 31, 2009 and 49,222,631 shares at September 30, 2010	10,384	11,627	1,738
Additional paid-in capital	861,292,062	1,388,357,365	207,511,750
Statutory reserves	57,319,979	74,053,318	11,068,428
Retained earnings	370,905,293	547,191,524	81,786,342
Accumulated other comprehensive loss	—	(10,808,656)	(1,615,523)

Total shareholders’ equity	1,289,527,718	1,998,805,178	298,752,735

Total liabilities and shareholders’ equity	1,372,587,071	2,114,398,184	316,029,920

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP STATEMENTS OF INCOME ITEMS

	THREE MONTHS ENDED SEPTEMBER 30,			NINE MONTHS ENDED SEPTEMBER 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
GAAP NET INCOME	73,396,581	90,451,831	$13,519,443	77,195,599	193,019,570	$28,849,797
Share-based compensation	1,084,089	914,493	136,685	91,555,343	2,793,157	417,481

NON-GAAP NET INCOME	74,480,670	91,366,324	$13,656,128	168,750,942	195,812,727	$29,267,278

GAAP Earnings per share — diluted	1.67	1.84	$0.27	2.22	3.97	$0.59
Share-based compensation	0.03	0.01	0.01	2.63	0.05	0.01

NON-GAAP Earnings per share — diluted	1.70	1.85	$0.28	4.85	4.02	$0.60

GAAP Earnings per ADS — diluted	3.35	3.67	$0.55	4.44	7.93	$1.19
Share-based compensation	0.05	0.04	0.00	5.27	0.12	0.01

NON-GAAP Earnings per ADS — diluted	3.40	3.71	$0.55	9.71	8.05	$1.20

Weighted average number of shares outstanding - diluted	43,838,207	49,267,439	49,267,439	34,767,287	48,652,537	48,652,537